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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67244

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___10/01/2021___ AND ENDING ___09/30/2022___
              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Carillon Fund Distributors, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. box no.)

880 Carillon Parkway
(No. and Street)

Saint Petersburg   **Florida**   **33716**
   (City)   (State)   (Zip Code)

PERSON TO CONTACT IN REGARD TO THIS FILING

Marshall Ollia   **727-567-1000**   **marshall.ollia@raymondjames.com**
 (Name)   (Area Code - Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name - *if individual, state last, first, middle name*)

100 North Tampa Street Suite 1700   **Tampa** **Florida** **33602**
    (Address)   (City) (State) (Zip Code)

10/20/2003   **185**
(Date of Registration with PCAOB, if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Marshall Ollia, officer of Carillon Fund Distributors, Inc.</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Carillon Fund Distributors, Inc., as of September 30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature

Title:
Chief Financial Officer

TIM FOOTLICK
Notary Public - State of Florida
Commission # HH 48014
My Comm. Expires Sep 29, 2024
Bonded through National Notary Assn.

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CARILLON FUND DISTRIBUTORS, INC.
(a wholly owned subsidiary of Eagle Asset Management, Inc.)

STATEMENT OF FINANCIAL CONDITION

September 30, 2022

SUMMARY OF CONTENTS



KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602-5145

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Carillon Fund Distributors, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Carillon Fund Distributors, Inc. (the Company) as of September 30, 2022, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2006.

Tampa, Florida
November 22, 2022

KPMG LLP, a Delaware limited liability partnership and a member firm of
the KPMG global organization of independent member firms affiliated with
KPMG International Limited, a private English company limited by guarantee.


CARILLON FUND DISTRIBUTORS, INC.
(a wholly owned subsidiary of Eagle Asset Management, Inc.)

STATEMENT OF FINANCIAL CONDITION
September 30, 2022


Assets:

Cash and cash equivalents	$	11,928,998
Receivables from affiliated mutual funds		587,791
Receivables from affiliates		287,075
Prepaid expenses and other assets		92,783
Deferred income taxes, net		103,497
Total assets	$	13,000,144

Liabilities and stockholder's equity:

Distribution fees payable	771,653
Accrued compensation, commissions and benefits	2,004,042
Payable to affiliates	846,873
Accrued expenses and other liabilities	31,059
Total liabilities	3,653,627

Commitments and contingencies (see Note 5)

Stockholder's equity:

Common stock; $.01 par value; authorized 100 shares; issued and outstanding 100 shares	1
Additional paid-in capital	95,735,656
Accumulated deficit	(86,389,140)
Total stockholder's equity	9,346,517
Total liabilities and stockholder's equity	$ 13,000,144


See accompanying Notes to Statement of Financial Condition.

3


NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Carillon Fund Distributors, Inc. ("CFD," "we," "our,", "ours," or "us,") is a Florida corporation and a wholly owned subsidiary of Eagle Asset Management, Inc. ("EAM" or "Parent"). EAM is a wholly owned subsidiary of Carillon Tower Advisers, Inc. ("CTA"), who is in turn a wholly owned subsidiary of Raymond James Financial, Inc. ("RJF" or the "Ultimate Parent"). CFD is a limited purpose broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

For the year ended September 30, 2022, CFD served as principal underwriter and distributor for the Carillon Family of Funds (for all of which EAM or other CTA affiliates are sub-advisers, the "Funds"), by promoting and soliciting orders for the purchase of shares of the Funds. The Funds include Carillon Chartwell funds offered by Chartwell Investment Partners, LLC ("Chartwell"), which was acquired as part of the RJF acquisition of TriState Capital Holdings, Inc. and its wholly owned subsidiaries, including Chartwell, completed on June 1, 2022.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

We conform to our Parent and RJF's fiscal year end of September 30. The accompanying Statement of Financial Condition are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), the more significant of which are summarized below.

Accounting estimates and assumptions

The preparation of the Statement of Financial Condition in conformity with GAAP requires us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates and could have a material impact on the Statement of Financial Condition.

Contracts with customers

Receivables related to contracts with customers were $587,791 at September 30, 2022 and are recorded in "Receivables from affiliated mutual funds" in the Statement of Financial Condition.

We have elected the practical expedient allowable under GAAP to not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less.

Cash and cash equivalents

Our cash is held either in a third party bank account or a brokerage account at a subsidiary of RJF, either of which are immediately available for our use as needed.

Receivables from affiliated mutual funds

Receivables from affiliated mutual funds include receivables from the Funds for distribution fees subject to the requirements of rule 12b-1 under the Investment Company Act of 1940 ("12b-1") and advances to broker-dealers related to Class C share transactions. Distribution fees receivable are amounts due for marketing the Funds and are received monthly. The 12b-1 advances are collected either through quarterly 12b-1 fees received from Funds or through sales charges if shares are liquidated by the account holder within the twelve month period from their date of purchase. These receivables generally have minimal credit risk due to their short-term nature and low probability of default; therefore, the allowance for credit losses on such receivables is not significant. Any allowance for credit losses for these receivables is estimated using assumptions based on historical experience, current facts and other factors. We update these estimates through periodic evaluations against actual trends experienced.

Property and equipment

Property and equipment, which consists primarily of office furniture and equipment, are computed at cost less accumulated depreciation. There was no net asset balance as of September 30, 2022 to present on the Statement of Financial Condition as all such assets have been fully depreciated. Depreciation of assets is primarily provided for using the straight line method over the estimated useful lives of the assets, which range from three to five years.

Additions, improvements and expenditures that extend the useful life of an asset are capitalized.

Income taxes

The results of our operations are included in the consolidated federal and certain consolidated state income tax returns of RJF. As a result of the inclusion in consolidated filings, the income taxes receivable or payable are included as part of the receivable from affiliates or payable to affiliates balances on the Statement of Financial Condition. Federal and state income taxes are computed, under a tax sharing agreement with RJF, based on the separate return method utilizing a benefits for losses approach. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year. We utilize the asset and liability method to provide for income taxes on all transactions recorded in the Statement of Financial Condition. This method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities for book and tax purposes. Accordingly, a deferred tax asset or liability for each temporary difference is determined based on the tax rates that we expect to be in effect when the underlying items of income and expense are realized. Judgment is required in assessing the future tax consequences of events that have been recognized in our Statement of Financial Condition or tax returns. Variations in the actual outcome of these future tax consequences could materially impact our financial position or liquidity. Additionally, deferred income tax assets are subject to a valuation allowance if, in management's opinion, it is more likely than not that these benefits will not be realized. We continue to believe that the realization of our deferred tax assets is more likely than not based on the ability to net future losses against the future taxable income of the affiliated group in accordance with the tax sharing agreement. See Note 4 for further information on our income taxes.

Contingent liabilities

We recognize liabilities for contingencies when there is an exposure that, when fully analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Whether a loss is probable, and if so, the estimated range of possible loss, is based upon currently available information and is subject to significant judgment, a variety of assumptions, and uncertainties. When a range of possible loss can be estimated, we accrue the most likely amount within that range; if the most likely amount of possible loss within that range is not determinable, we accrue a minimum based on the range of possible loss. No liability is recognized for those matters which, in management's judgment, the determination of a reasonable estimate of loss is not possible.

NOTE 3 – RELATED PARTY TRANSACTIONS

We participate in related party transactions with affiliates. The receivable from affiliates is $287,075 at September 30, 2022, which primarily includes a receivable in the amount of $286,097 from RJF arising from state income taxes.

The payable to affiliates is $846,873 at September 30, 2022. The balance includes $465,486 of distribution fees payable to broker-dealer affiliates, with the remainder payable to other affiliates for the unpaid portion of all other related party transactions.

The related party transactions that result in these payables and receivables are settled monthly with cash transfers.

NOTE 4 – FEDERAL AND STATE INCOME TAXES

The cumulative effects of temporary differences that give rise to significant portions of the deferred tax asset items are as follows:

	September 30, 2022
Deferred tax assets:	
Property and equipment	8
Deferred compensation	73,482
Accrued expenses	30,007
Total deferred tax asset, net	$ 103,497

We recognize no liability for unrecognized tax benefits.

We are included in the consolidated income tax returns of RJF in the U.S. federal jurisdiction and certain consolidated states. With few exceptions, we are generally no longer subject to U.S. federal, state and local income tax examination by tax authorities for years prior to fiscal year 2019 for federal tax returns and fiscal year 2018 for state and local tax returns. Certain state and local returns are currently under various stages of audit.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

In the normal course of our business, we have been named, from time to time, as a defendant in various legal actions arising in connection with our activities.

We are subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations. Reviews can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censures to fines and, in serious cases, temporary or permanent suspension from conducting business, or limitations on certain business activities. In addition, regulatory agencies and self-regulatory organizations institute investigations from time to time, among other things, into industry practices, which can also result in the imposition of such sanctions.

We may contest liability and/or the amount of damages, as appropriate, in each pending matter. The level of litigation and investigatory activity (both formal and informal) by government and self-regulatory agencies in the financial services industry continues to be significant. There can be no assurance that material losses will not be incurred from claims that have not yet been asserted or are not yet determined to be material.

Subject to the foregoing, after consultation with counsel, we believe that the outcome of such litigation and regulatory proceedings will not have a material adverse effect on our financial condition.

Refer to Note 2 for a discussion of our criteria for recognizing liabilities for contingencies.

NOTE 6 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, we are subject to the requirements of the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. As a member firm of FINRA, we are subject to the rules of FINRA, whose capital requirements are substantially the same as Rule 15c3-1. Rule 15c3-1 provides for an "alternative net capital requirement," which we have elected. Regulations require that the minimum net capital, as defined, be equal to the greater of $250,000 or two percent of aggregate debit items arising from client transactions. At September 30, 2022, we had no aggregate debit items and, therefore, the minimum net capital of $250,000 is applicable. Our net capital position is as follows:

	September 30, 2022
Net capital	$ 8,275,371
Less: Required net capital	(250,000)
Excess net capital	$ 8,025,371

NOTE 7 – SUBSEQUENT EVENTS

Management has considered subsequent events through November 22, 2022. There were no subsequent events that required recognition or disclosure.